

Mail Stop 7010

October 7, 2008

Mr. George M. Sfeir
Energy & Technology Corp.
Petroleum Towers, Suite 530
P.O. Box 52523
Lafayette, LA 70505

>   **Re: Energy & Technology Corp.**
>   **Amendment No. 2 Registration Statement on Form S-1**
>   **Filed September 23, 2008**
>   **File No. 333-150437**

Dear Mr. Sfeir:

        We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Data, page 1

1.   We note that the cost of revenues and total operating expenses for years ended December 31, 2007 and 2006 per your summary financial data do not agree to their equivalent amounts in your consolidated statements of operations on page F-5. Please make the appropriate corrections.

Description of Business, page 8

2.   Revise your description to clearly indicate that a large part of your business consists of <u>selling</u> oilfield exploration and drilling pipe. Further, clarify, if true, that you do not manufacture the pipe, but act as an intermediary.

Directors, Executive Officers, Promoters and Control Persons, page 19

3.   We note the additional officers and directors that you have included in your registration statement. Provide in each officer's and director's biography a detailed discussion of the most recent five years, including the month and year each person held any position or office. Further, eliminate any gaps or ambiguities with regard to time in each biographical sketch. For example, it is unclear when Mr. Benoit became an Assistant District Attorney for Orleans Parish and it is unclear when Mr. Benoit went into private practice. Further, it is unclear when Mr. Benoit became a Director of the Company.

Security Ownership of Certain Beneficial Owners and Management, page 20

4.   Revise the line for Mr. Sfeir's holdings to include the full number of shares for which he has beneficial interest.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
    L. Dang
    J. Madison

    Via Facsimile:
    Gregg E. Jaclin, Esq.
    (732) 577-1188